Confidential Treatment Requested by GE Vernova LLC

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on January 18, 2024.

This registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of

the Securities Exchange Act of 1934

GE VERNOVA LLC*

(Exact name of registrant as specified in its charter)

Delaware	92-2646542
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

58 Charles Street Cambridge, Massachusetts	02141
(Address of principal executive offices)	(Zip Code)
(617) 674-7555 (Registrant’s telephone number)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.01 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

*    GE Vernova LLC will convert into a corporation and will be renamed GE Vernova Inc. prior to the completion of the Spin-Off (as defined in Exhibit 99.1).

Confidential Treatment Requested by GE Vernova LLC

Pursuant to 17 C.F.R. Section 200.83

GE VERNOVA LLC

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT

AND ITEMS OF FORM 10

This Registration Statement on Form 10 incorporates by reference information contained in the information statement filed herewith as Exhibit 99.1 (the “Information Statement”).

Item 1. Business.

The information required by this item is contained under the sections of the Information Statement entitled “Information Statement Summary,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry,” “Our Business,” “Certain Relationships and Related Person Transactions,” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.

Item 1A. Risk Factors.

The information required by this item is contained under the sections of the Information Statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Those sections are incorporated herein by reference.

Item 2. Financial Information.

The information required by this item is contained under the sections of the Information Statement entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Index to the Financial Statements,” and the financial statements referenced therein. Those sections are incorporated herein by reference.

Item 3. Properties.

The information required by this item is contained under the section of the Information Statement entitled “Our Business—Properties.” That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the Information Statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.

Item 5. Directors and Executive Officers.

The information required by this item is contained under the section of the Information Statement entitled “Management.” That section is incorporated herein by reference.

Item 6. Executive Compensation.

The information required by this item is contained under the sections of the Information Statement entitled “Director Compensation” and “Executive Compensation.” Those sections are incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the Information Statement entitled “Management” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by GE Vernova LLC

Pursuant to 17 C.F.R. Section 200.83

Item 8. Legal Proceedings.

The information required by this item is contained under the sections of the Information Statement entitled “Our Business—Legal Proceedings” and Note 20, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies—Legal Matters” to the audited combined financial statements. Those sections are incorporated herein by reference.

Item 9. Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the Information Statement entitled “Questions and Answers About GE’s Reasons for the Spin-Off,” “The Spin-Off,” “Dividend Policy,” “Capitalization,” “Material U.S. Federal Income Tax Consequences of the Spin-Off,” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities.

The information required by this item is contained under the section of the Information Statement entitled “Description of Our Capital Stock.” That section is incorporated herein by reference.

Item 11. Description of Registrant’s Securities to Be Registered.

The information required by this item is contained under the sections of the Information Statement entitled “Questions and Answers About GE’s Reasons for the Spin-Off,” “The Spin-Off,” “Dividend Policy,” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers.

The information required by this item is contained under the section of the Information Statement entitled “Description of Our Capital Stock—Limitation on Liability of Directors and Indemnification of Directors and Officers.” That section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data.

The information required by this item is contained under the sections of the Information Statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” “Index to the Financial Statements,” and the financial statements referenced therein. Those sections are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15. Financial Statements and Exhibits.

(a) Financial Statements

The information required by this item is contained under the sections of the Information Statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” “Index to the Financial Statements,” and the financial statements referenced therein. Those sections are incorporated herein by reference.

Confidential Treatment Requested by GE Vernova LLC

Pursuant to 17 C.F.R. Section 200.83

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit Numbers	Exhibit Description

2.1	Separation and Distribution Agreement, by and between General Electric Company and the registrant.**

3.1	Form of Certificate of Incorporation of the registrant.*

3.2	Form of Bylaws of the registrant.*

10.1	Form of Transition Services Agreement, by and between General Electric Company and the registrant.*+

10.2	Form of Tax Matters Agreement, by and between General Electric Company and the registrant.†+

10.3	Form of Employee Matters Agreement, by and between General Electric Company and the registrant.

10.4	Form of Trademark License Agreement, by and between General Electric Company and a subsidiary of the registrant.*†+

10.5	Form of Real Estate Matters Agreement, by and between General Electric Company and the registrant.*+

10.6	Form of Indemnification Agreement.

10.7	Form of GE Vernova Long-Term Incentive Plan.**

10.8	Form of GE Vernova Mirror 2022 Long-Term Incentive Plan.**

10.9	Form of GE Vernova Mirror 2007 Long-Term Incentive Plan.**

10.10	Form of GE Vernova Mirror 1990 Long-Term Incentive Plan.**

10.11	Offer Letter with Kenneth Parks.

10.12	Offer Letter with Rachel Gonzalez.†

10.13	Offer Letter with Steven Baert.†

10.14	Employment Agreement with Maví Zingoni.†

10.16	GE Energy Supplementary Pension Plan.

10.17	GE Energy Excess Benefits Plan.

21.1	Subsidiaries of the registrant.**

99.1	Preliminary Information Statement.

99.2	Form of Notice of Internet Availability of Information Statement Materials.**

*	Previously filed.
**	To be filed by amendment.
†

Certain portions of this exhibit have been redacted pursuant to Item 601(b)(2)(ii) and Item 601(b)(10)(iv) of Regulation S-K, as applicable. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

+

Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon its request.

Confidential Treatment Requested by GE Vernova LLC

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GE VERNOVA LLC

By:
Name:
Title:

Date:                 , 2024